SHIN CORPORATION

07023870

RECEIVED

2007 MAY 29 A 9:53

May 22, 2007

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 046/2007**

  Subject: Report on the results of the last exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1)

  Date: May 22, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

5/29

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
May 22, 2007

SH 046/2007

May 22, 2007

Subject: Report on the results of the last exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1.183 ordinary shares, at the price of Baht 17.321

The Company would like to report the results of the last exercise of warrants which can be exercised on May 21, 2007, as follows:

The number of exercised warrants	242,425 units
The number of remaining unexercised warrants	6,416 units

Therefore, the Company would like to remove SHIN-W1 from being the listed securities on and from May 22, 2007 onward; the warrants will be expired and cannot be exercised thereafter.

END